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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

DOCUMENT SCIENCES CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25614R105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25614R105	Schedule 13G	Page 2 of 5 Pages

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas L. Ringer, individually, and as Co-Trustee of the Ringer Family Trust, U/A dated September 10, 1963, as amended.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 283,000
6. SHARED VOTING POWER 46,820
7. SOLE DISPOSITIVE POWER 283,000
8. SHARED DISPOSITIVE POWER 46,820

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,820
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 25614R105	Schedule 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

  Document Sciences Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

  5958 Priestly Drive, Carlsbad, CA 92008

Item 2(a).	Name of Person Filing

  Thomas L. Ringer, individually, and as Co-Trustee of the Ringer Family Trust, U/A dated September 10, 1963, as amended.

Item 2(b).	Address of Principal Business Office, or, if None, Residence

  5958 Priestly Drive, Carlsbad, CA 92008

Item 2(c).	Citizenship

  United States

Item 2(d).	Title of Class of Securities

  Common Stock

Item 2(e).	CUSIP Number

  25614R105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  ☒ Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

329,820 (including 280,000 shares of Common Stock which may be purchased upon the exercise of stock options, exercisable within 60 days of December 31, 2007)

(b)	Percent of Class:

7.3% (based on 4,227,732 shares of Common Stock reported outstanding as of December 31, 2007 and 280,000 shares of Common Stock which may be purchased upon the exercise of stock options)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

283,000 (including 280,000 shares of Common Stock which may be purchased upon the exercise of stock options, exercisable within 60 days of December 31, 2007).

CUSIP No. 25614R105	Schedule 13G	Page 4 of 5 Pages

(ii)	Shared power to vote or to direct the vote:

46,820; Thomas L. Ringer and his spouse are Co-Trustees of the Ringer Family Trust, U/A dated September 10, 1963, as amended.

(iii)	Sole power to dispose or to direct the disposition of:

283,000 (represents 280,000 shares of Common Stock which may be purchased upon the exercise of stock options, exercisable within 60 days of December 31, 2007).

(iv)	Shared power to dispose or to direct the disposition of:

46,820; Thomas L. Ringer and his spouse are Co-Trustees of the Ringer Family Trust, U/A dated September 10, 1963, as amended.

Item 5.	Ownership of Five Percent or Less of a Class

  Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

  Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

  Not applicable.

Item 8.	Identification and Classification of Members of the Group

  Not applicable.

Item 9.	Notice of Dissolution of Group

  Not applicable.

Item 10.	Certification

  Not applicable.

CUSIP No. 25614R105	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2008

By:	/s/ THOMAS L. RINGER
Name:	Thomas L. Ringer
Title:	Chairman of the Board

THOMAS L. RINGER, CO-TRUSTEE, THE RINGER FAMILY TRUST, U/A DATED SEPTEMBER 10, 1963, AS AMENDED.

Date:	February 11, 2008

By:	/s/ THOMAS L. RINGER
Name:	Thomas L. Ringer
Title:	Co-Trustee